Room 4561

								June 20, 2005
Cynthia Allison
President
Willowtree Advisor, Inc.
1411 Hedgelawn Way
Raleigh, North Carolina  27615

	Re:    	Willowtree Advisor, Inc.
		Amendment No. 4 to Form SB-2
		Filed June 9, 2005
		File No. 333-117840

Dear Ms. Allison:

	We have reviewed your filing and have the following comments.

Management`s Discussion and Analysis, page 27

1. We note your response to previous comment No. 4. Your disclosures on page 28 identify the significant amount of services rendered in June 2004 by Ms. Allison. The value of these services rendered was determined to be $100 per hour for 1750 hours of service. Your responses to our staff comment letters indicate that the services were provided from June 16, 2003 through the date of the June 30, 2004 audit. Your disclosures in the registration statement contradict the information provided in your responses to us. Please reconcile these differences within the operating results section of MD&A.

2. We note your disclosure in the liquidity section of MD&A that at
March 31, 2005 the company has $1 in cash. Your disclosures indicate that this will be sufficient to last 12 months. Tell us and disclose why you believe this to be the case.

Financial Statements

3. We note your disclosure in the liquidity section of MD&A, on page
29, which indicates that $10,000 will be owed to the attorney for services related to the registration statement. Tell us whether these costs have been incurred as of yet, where they are reflected in the statement of operations and address why there is no apparent payable reflected on the balance sheet for these to-be-owed legal costs.

4. We note that you did not respond directly to previous comment
No.
5. Please tell us whether or not your independent accountants are licensed by the state of North Carolina to practice in that state.

5. In addition, your response to previous comment No. 5 indicates that the audit firm William and Webster "works in conjunction with the Company`s SEC counsel. . . ."  Please explain what is meant by your reference to the audit firm working "in conjunction with" the company`s counsel. In this regard, please tell us who selected the audit firm. If the company did not select the audit firm, how was the firm selected?

    	Please direct your questions or comments concerning matters related to the financial statements to Marc Thomas at 202-551-3452 or
Craig Wilson, Senior Assistant Chief Accountant, at 202-551-3226. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462.
If
you still require further assistance you may contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:  	Via facsimile:  509-747-1770
      Conrad C. Lysiak, Esq.
      601 West First Avenue, Suite 503
      Spokane, Washington 99201